
June 15, 2023

Jason Barnard
Chief Executive Officer
Foremost Lithium Resource & Technology Ltd.
2500-700 West Georgia Street
Vancouver, British Columbia V7Y 1B3
Canada

   Re: Foremost Lithium Resource & Technology Ltd.
    Amendment No. 1 to Registration Statement on Form F-1
    Filed June 6, 2023
    File No. 333-272028

Dear Jason Barnard:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 31, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-1 filed June 6, 2023

Dilution, page 33

1. We note that your dilution table assumes US$((2,069,200)) of net tangible book value and US$10,961,111 of pro forma as adjusted net tangible book value as of December 31, 2022. Please provide us with a reconciliation of each of these amounts starting with amounts reflected in your financial statements and all adjustments utilized in your calculation of net tangible book value and pro forma as adjusted net tangible book value.

<u>Description of Share Capital, page 116</u>

2.   In your response to prior comment 7 you state that the share consolidation will occur prior to effectiveness of the registration statement at a ratio between 40 and 60. We note you have presented certain share information in this amendment to the registration statement which gives effect to the share consolidation at an assumed ratio of 1-for-50. Further, we note you indicate in your response that the share consolidation will be reflected retrospectively in your financial statements for the year ended March 31, 2023. Please clarify whether it is your intent to retrospectively present the share consolidation in the historical financial statements included in the registration statement prior to effectiveness pursuant to paragraph 64 of IAS 33, or you intend to depict the share consolidation in a pro forma presentation outside of the historical financial statements.

<u>Exhibits</u>

3.   We note that the fee table included in Exhibit 107 indicates that it includes common stock issuable upon exercise of the underwriters' over-allotment option to purchase additional shares in an amount representing 15% of the common shares sold in the offering. However, it does not appear that the calculations in the fee table include all shares of common stock quantified on the prospectus cover page, including the shares underlying the over-allotment option, at the high end of the price range disclosed on the prospectus cover page. Please revise.

     You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. For questions regarding engineering matters, you may contact John Coleman, Mining Engineer, at (202) 551-3610. Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Anthony Epps, Esq.